FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 4, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS agrees to sell its RBS England and Wales and NatWest Scotland branch based business to Santander UK plc
The Royal Bank of Scotland ('RBS') announces today that it has agreed to sell 318 branches and associated assets and liabilities ("the business") to Santander UK plc ("Santander") for a premium of £350 million to net assets at closing1. The consideration will be paid in cash and is subject to certain closing adjustments, including those relating to the performance of the business. The transaction is currently expected to be completed by December 2011.
The sale comprises: 311 Royal Bank of Scotland branded branches in England and Wales; 7 NatWest branded branches in Scotland; the retail and SME customer accounts attached to these branches; the Direct SME business; and certain mid-corporate businesses.
RBS Chief Executive Stephen Hester said, "This is an important milestone in our restructuring work and complements the significant momentum behind our recovery plan overall. The Bank is becoming stronger, which allows an increased focus on serving ongoing customers and improving commercial success; all a pre-requisite for the profitable realisation of taxpayers' stake in RBS.
"I am pleased that by reaching the sale agreement early we can provide customers and staff with greater clarity on their future. Santander will be a good owner of these assets. The divestment will make them a stronger competitor in UK banking, especially in the SME and mid-corporate sectors.
"The separation and transfer process will take 12-18 months to complete and throughout this period we are committed to maintaining good standards of customer service and making the transfer to new ownership as seamless as possible. But for now, customers will not experience any change".
The business had total assets of £21.5 billion, customer deposits of £22.4 billion and risk-weighted assets of £15.2 billion (excluding any APS relief), as at 31 December 20092.
  I
t generated an operating loss of £55 million for 2009. Given significant separation costs to be funded by RBS, the sale is expected to have only a modestly positive impact on the Group's Core Tier 1 capital ratio.
RBS will continue to have a major presence in UK banking, with the second largest retail branch network in the UK, through its NatWest branches in England & Wales and Royal Bank of Scotland branches in Scotland. It will remain a major provider of corporate and business banking services in the UK, and its wealth management business, Coutts, remains a leader in Private Banking. There will be no change for customers or staff at our retained network of more than 1,900 branches across the UK, which collectively serve around 14 million customers.
The transaction is subject to necessary regulatory, anti-trust and other conditions.
Notes to editors:
The divestment of the branches is a requirement under EU State Aid rules, as announced on 14 December 2009, as a result of the EU's approval of RBS's restructuring plan and the State Aid it received.
The required divestments, which will be carried out over a four-year period, also include RBS Insurance, Global Merchant Services and RBS's interest in RBS Sempra Commodities. As already announced on 16 February 2010, RBS has agreed to sell a part of its RBS Sempra operations to JP Morgan and this transaction completed on 1 July 2010.

1
Implied equity of the business is £1.3bn, applying an 8.5% Core Tier 1 ratio to risk-weighted assets at 31 December 2009 of £15.2billion.
2
See Appendix 1 for further financial information.

The sale includes the following:
·
318 branches, of which 311 RBS branded branches in England & Wales and 7 NatWest branded branches in Scotland.
·
Businesses serving c.1.8 million retail customers (c.2% retail market share) and c.244,000 SME customers (c.5% SME market share) and c.1,200 mid-corporate customers (c.5% market share).
·
40 SME centres and four corporate centres.
·
3 private banking centres which predominantly serve RBS customers who transfer with the sale.

For further information please contact:

Richard O'Connor
Head of Investor Relations
Tel: +44 (0) 207 672 1758

Group Media Centre
Tel: +44 (0) 131 523 4205

Appendix 1

The estimated Total income, Operating profit, risk-weighted assets, Total assets and Notional capital of the business at 31 December 2009 1 and for the year ended at that date were as follows:

£m
Total income	925
Operating profit before impairments	451
Operating loss	(55)

£bn
Total assets	21.5
Customer deposits	22.4
Risk-weighted assets	15.2
Notional capital [2]	1.3

Notes:
(1)  The data have been restated from the FY2009 Company Announcement following the finalisation of the business scope.
(2)
Estimated notional equity is based upon 8.5% of risk-weighted assets.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   04/08/2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary